On April 27, 2018, Fidelity Global Balanced Fund, a series of Fidelity Charles Street Trust, transferred all of its shares to Fidelity Asset Manager 60%, a series of Fidelity Charles Street Trust, solely in exchange for shares of Fidelity Asset Manager 60%, and the assumption by Fidelity Asset Manager 60%, of Fidelity Global Balanced Fund's liabilities, and such shares of Fidelity Asset Manager 60%, were distributed constructively to shareholders of Global Balanced Fund in complete liquidation and termination of Global Balanced Fund.  The transaction was approved by the Board on September 14, 2017.